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Exhibit 6.4

EMPLOYMENT AGREEMENT

    THIS EMPLOYMENT AGREEMENT (the "Agreement") is made as of and effective on September 1, 2001, between Convergent Technology Group, Inc., a Washington corporation ("Convergent" or "Company") and Michael Herr, an individual ("Employee"). This Agreement supersedes all prior agreements between the parties relating to the matters discussed herein.

    In consideration of the parties' respective obligations under this Agreement, the parties agree as follows:

    1.  Employment

    (a) Convergent hereby employs Employee as its Managing Director, and Employee hereby accepts such employment. Employee shall directly supervise and have primary responsibility for those specific functions and duties that are assigned by the Company's President ("President"), including: strategic management; private equity placement; merger and acquisition advisory services; as well as serving in interim management, special business advisory, and director positions for clients of the Company, all of which shall be referred to collectively in the body of this Agreement as the "Services." Employee covenants to render and perform his/her Services to the best of Employee's ability and subject to the terms of this Agreement.

    (b) During his/her employment under this Agreement, Employee shall devote substantially full time and attention exclusively to rendering Services to Convergent in the position described in Subparagraph (a) above. Employee will at all times exercise a duty of loyalty to the Company, acting in good faith, as an honest and prudent person, in a manner that Employee believes is in the best interests of the Company and in a manner that will promote its goodwill. Except as expressly agreed in writing between Convergent and Employee, Employee shall not be employed by or connected with any other business that would limit Employee's ability to perform this Agreement, directly or indirectly, alone or in association with others, without the express written approval of the Company's President. Employee may, however, accept service as a board member of charitable or community organizations whether or not such service will be beneficial to Convergent or to the Employee's personal development. Employee will not accept any position as a director or advisor of a company that is a client of the Company except as arranged through the Company, and all compensation and other benefits from such a position will inure to the Company. The Company must approve all such relationships with client companies, and the client must provide Directors and Officers Insurance and appropriate indemnities for directors and advisors. Additionally, Employee shall not be prohibited from making passive investments in other noncompeting businesses, provided such investments do not require Employee's participation in management or operations.

    2.  Term

    Employee's employment shall be at will and shall begin on the date stated above and continue indefinitely until it is terminated according to Sections 6(a), 6(b) or 7.

    3.  Compensation

    (a)  Salary.  Effective upon the close of Convergent's Series A funding in an amount of at least $6 million, Convergent shall pay Employee an annual base salary of $150,000 payable according to the Company's usual payroll practices. Salary adjustments may be considered annually by the Company according to its usual payroll and salary administration policies. Employee's salary for any partial year of employment at inception or termination of this Agreement shall be reduced to cover the term of actual employment on a pro-rata basis.

    (b)  Commission.  Each project on which Employee provides Services for the Company will involve a team that provides services to the Company's client. The team working on each project will receive cash and/or equity related to the project. In consideration of the provision of Services under the Agreement, as a member of the team Employee will be entitled to receive a portion of the cash and equity earned by the team, on a percentage basis determined by the team leader and approved by the Company (the "Commission"). A copy of the compensation plan for each project on which Employee works will be attached to this Agreement. Employee acknowledges that his/her right to payment of Commissions is expressly contingent upon the Company or its affiliate receiving the corresponding fee in connection with the Services (which may in turn be contingent upon consummation of a transaction or other event); and that in some circumstances Employee will not be paid a Commission if the Company or its affiliate receives no such fee. Employee acknowledges that Employee will have significant involvement in the determination of whether the Company or its affiliate should accept an assignment that will be the basis for a Commission to be earned by Employee, including the risk that a fee may be earned but, for any number of reasons, not be paid to the Company or its affiliate, as well as the option to refuse to work on a particular engagement.

    (c)  Bonus.  Employee shall be eligible to participate in the Company's bonus plan, which may be modified from time to time as determined by management and the Board of Directors.

    (d)  Stock Option Plan.  The Company intends to create a plan to issue incentive stock options to certain employees. Employee will be eligible to participate in the stock option plan.

    (e)  Employee Benefits.  Employee shall be entitled to receive such group life, disability, medical and dental insurance, and retirement and sick leave benefits, as the Company may from time to time grant to other salaried employees of the Company, but only to the extent and on the terms as specifically agreed between Company and Employee. Such benefits shall be administered in accordance with established Convergent policies and other benefit plans.

    (f)  Vacation.  Convergent shall provide Employee no less than 10 days vacation with pay during each year of employment under this Agreement in accordance with Convergent's established vacation policy. Additional vacation may be earned based upon Employee's length of service and accumulated (if applicable) in accordance with Convergent's vacation policy.

    (g)  Other.  Employee shall be entitled to such additional incentive compensation as may be offered by Convergent from time to time during the term of this Agreement, under established compensation plans. Such additional compensation shall be referred to herein as "incentive compensation."

    4.  Business Expense Reimbursement

    The successful operation of Convergent's business may require Employee to expend monies in the discharge of his/her duties for the benefit of the Company for travel, board, lodging, meals and business costs incident with business relationships and acceptable for reimbursement by the Internal Revenue Service. Convergent shall reimburse Employee for such expenses upon presentation of reasonable substantiation in a manner required by Convergent, in accordance with Convergent's established expense reimbursement policies.

    5.  Termination or Discharge by Convergent

    (a)  For Cause.  Convergent shall have the right to immediately terminate Employee's Services and this Agreement for cause. This Agreement shall also immediately terminate immediately upon the death of Employee. "Cause" for termination shall include: (1) the commission of any act by Employee constituting financial dishonesty against the Company (which act would be chargeable as a crime under applicable law); (2) Employee's engaging in any other fraudulent, criminal or potentially dishonest act that (i) materially adversely affects the business or the reputation of the Company or its relationships with current or prospective clients, suppliers, lenders, or other third parties with whom Convergent does or might do business; or (ii) exposes the Company to any material civil or criminal legal damages, liabilities or penalties, or a significant serious threat of loss or forfeiture of any governmental or private licenses or permits necessary to the continued operation of any aspect of the Company's business or the business of any affiliate of the Company; (3) deliberate, repeated failure by Employee to follow lawful, good faith written directives of the Company's President after Employee's failure to follow such directives have been brought to Employee's attention on at least one occasion; or (4) evidence that Employee has substantially neglected Employee's responsibilities as assigned by the Company's President or authorized agent(s), and which Employee does not substantially remedy within 10 days of receipt of notice of such neglected responsibilities. Upon termination of Employee's employment for cause or upon the death of Employee, all compensation described herein shall cease as of the termination date or the last day of the month in which Employee's death occurred. Provided, however, that if such termination results from Employee's death, Employee's estate or personal representative shall receive a pro-rata portion of any incentive compensation payable to Employee under the terms of any incentive compensation plan then in effect. Such pro-rata incentive compensation will be payable to Employee's estate or personal representative after financial results for the year are known, and the amount can be accurately computed.

    (b)  For Performance-Related Issues.  If issues arise about the adequacy of Employee's performance that Convergent believes would justify termination, Convergent will first provide a written warning to Employee that describes the performance issues, and give Employee no less than 60 days to remedy the performance deficiencies. If Employee fails to adequately correct the performance deficiencies after 60 days, Convergent may terminate Employee's employment under this Agreement upon 30-days' written notice. At Convergent's option, Employee may be relieved of any obligation to provide further Services to the Company during all or a portion of the notice of termination period. If such notice is given, Convergent shall pay Employee his/her salary at the rate then in effect and Employee shall receive all benefits through the date of termination, including any incentive compensation prorated for the year in question as of the termination date and payable when the same can accurately be computed. Employee will not be entitled to any severance pay.

    (c)  Without Cause.  Convergent shall have the right to terminate Employee's employment under this Agreement without cause upon 30-days' written notice. At Convergent's option, Employee may be relieved of any obligation to provide further Services to the Company during all or a portion of the notice of termination period. If such notice is given, Convergent shall pay Employee his/her salary at the rate then in effect and Employee shall receive all benefits through the date of termination, including any incentive compensation prorated for the year in question as of the termination date and payable when the same can accurately be computed. As severance pay for any termination without cause, Convergent shall pay Employee six-month's base salary.

    6.  Termination by Employee

    Employee may terminate employment and this Agreement without cause provided that Employee gives Convergent at least 30-days' written notice. In the event of such notice, Convergent may at its sole option accelerate Employee's designated termination date to a date that is no earlier than the day Employee gave notice to the Company and thereafter release Employee from the obligation to tender further Services during all or a portion of the accelerated notice period, provided Employee's compensation and benefits will continue to be paid by the Company through the termination date stated in the Employee's notice (to a maximum of 30 days). If Convergent does not accelerate the termination date, Employee shall cooperate with Convergent in transitioning responsibility for Services provided or supervised by Employee prior to termination. Employee shall not be entitled to receive any prorated share of incentive compensation accrued for the year in which termination occurs in the event Employee gives notice of termination under this Section.

    7.  Non-competition and Non-solicitation

    Upon the termination of Employee's employment pursuant to Section 5 or 6 or earlier termination of this Agreement and for a period of six months thereafter (the "Restricted Competition Period"), Employee shall not within the Territory (i) directly or indirectly, for himself/herself or for any other person or entity, compete with the business of Company or its affiliates; (ii) become employed by or perform Services for any person or entity who or which directly or indirectly competes with the business of Company or its affiliates; (iii) have an ownership interest in any person, entity, partnership or other business organization who or which directly or indirectly competes with the business of Company or its affiliates; or (iv) divert or attempt to divert from Company or its affiliates any business whatsoever.

    (a)  Initial Trigger.  This Section shall not become effective until 30 days after Employee has earned and been paid $150,000 or more in any consecutive 12-month period.

    (b)  Geographic Scope.  The "Territory," which defines the geographic scope of the covenants contained in this Section 7, shall extend to and include all of the states (or foreign equivalent) in which the Company does business as M&A advisors or private placement equity advisors.

    (c)  Definition.  For the purposes of this Section 7, the phrase "competes with the business of Company or its affiliates" shall mean providing all or any part of the mergers and acquisitions or private equity placement services provided by Company or its affiliates during the term of this Agreement, including without limitation provision of the Services as defined herein, or otherwise engaging in the same business or industry in which Company or its affiliates engages. The phrase does not, however, include strategic management consulting or business development work.

    (d)  Other Employment.  Nothing in this Section 7 prohibits Employee from working for an employer or company that does not directly or indirectly compete with the business of Convergent or its affiliates, even if such employer or company operates its business within the Territory described in Section 7.1.

    (e)  Specific Restrictions.  During the Restricted Competition Period, Employee shall not at any time: (i) request or advise any customer or client of Company or its affiliates, or any person, firm, partnership, association, corporation, business organization, entity, or enterprise having business dealings with Company or its affiliates, to withdraw, curtail or cancel such business dealings, or solicit any of same to use the services of Employee or any other person or Company in place of or in addition to services offered by Company or its affiliates; or (ii) request or advise any employee or vendor of Company or its affiliates, either directly or through a recruiter, future employer, or other person, to terminate his or her employment or to breach, alter, or terminate his or her agreements with Company or its affiliates.

    (f)  Reasonableness.  Employee agrees and understands that the terms of this Section 7 are necessary to protect legitimate business interests of Company or its affiliates and that (i) the Territory, (ii) the Restricted Competition Period, and (iii) the nature of the restrictions contained in this Section 7 are reasonable in all respects. The parties acknowledge and agree that the restrictions contained in this Section 7 are an essential element of the parties' agreements, and that Company or its affiliates would not employ or contract with Employee or enter into this Agreement without such restrictions.

    (g)  Acknowledgement.  Employee hereby acknowledges and confirms that any restricted activity of the nature referred to in Section 7 of this Agreement would cause irreparable injury or damage to Company or its affiliates, and further acknowledges and agrees that the remedies at law of Company or its affiliates for any breach of any of Employee's obligations under this Agreement would be inadequate, and agrees that in the event of any violation or attempted violation of such terms, Company or its affiliates shall be entitled to a temporary restraining order and other temporary or permanent injunctive relief, without any showing of irreparable harm or posting of any bond, in addition to any other rights or remedies which may then be available to it.

    8.  Confidential Information

    Employee acknowledges that by reason of employment he/she may have access to Convergent's trade secrets as well as other confidential or proprietary information, including but not limited to: personnel information, payroll information, profit and loss statements, budget statements and projections, balance sheets, client information, Company and member financial information, marketing plans and strategies, market research, client and other mailing lists, annual operating plans, Company strategic plans, business transactions, pending negotiations, supplier or vendor relationships, contract terms, and pricing and cost information, and other information developed or obtained by the Company that is not generally available to the industry in which Company competes (hereinafter "Confidential Information"). Employee agrees that during and after employment, he/she will not directly or indirectly use or divulge such Confidential Information for any reason. Employee will also, upon the Company's request, return all writings and other media containing Confidential Information in Employee's possession or under Employee's control to Convergent. These obligations are in addition to any obligations Employee has under state or federal law.

    Employee further acknowledges that Employee may, during the term of this Agreement, be exposed to certain information pertaining to or provided by third parties, whether clients of Company or its affiliates or not, that is designated as confidential by the disclosing party, whether in writing or orally, which information shall be treated as "Confidential Information" for purposes of this Section 8. Employee agrees that all Confidential Information shall remain the exclusive property of the owner and that Employee shall: (a) maintain the confidentiality and secrecy of all Confidential Information, (b) not copy, publish, disclose to others or use the Confidential Information except as expressly permitted by the owner, (c) return or destroy all copies of Confidential Information upon request of the other party, and (d) execute any further nondisclosure agreements as may be reasonably required by Company or its affiliates or any customer or client of Company or its affiliates to which the Services apply, in the course of the Services, and abide in all respects by the terms of any such nondisclosure agreements which bind Company.

    Employee further agrees that any writing, discovery, invention, innovation, or other product developed as part of or in connection with the Services, and any work materials relating to them, shall be the property of Company or its affiliates and shall be treated as works for hire for purposes of any laws pertaining to the protection of copyrights or other intellectual property rights. Nothing in this Agreement constitutes any grant of license or assignment with respect to any Confidential Information or any trademark, copyright, patent or other intellectual property right.

    9.  Injunction

    Employee agrees that because a breach of Sections 7 or 8 of this Agreement would result in substantial injury and damages to the Company that may not be adequately compensable in money damages, an injunction may be granted by the Superior Court of King County, Washington, or by any other court or courts having jurisdiction, restraining Employee from violating any of the terms of this Agreement, upon any breach or threatened breach of these Sections. This Section 9, however, shall not limit Convergent from any other relief or damages to which it may be entitled as a result of Employee's breach of this Agreement.

    10. Warning/Acknowledgement

    The primary business of the Company is evaluating and assisting early-stage technology companies in strategic and financial matters. Thus, core to the business of the Company is the evaluation of new and cutting edge technologies, including Internet technologies, and providing consulting services to companies that have developed such technologies. Employee acknowledges that new technologies are sometimes tested by companies whose business is to deliver what might be considered offensive, vulgar, pornographic, or obscene content to users on the Internet or in other media. Consequently, Employee is aware that on occasion there may be displayed on computer monitors or in other media or delivery systems that are used by Company employees content and graphical images that might be considered offensive, vulgar, pornographic, or obscene. Employee accepts employment with this understanding, and Employee expressly acknowledges that occasional exposure to such content will form neither the basis of any complaint regarding the working conditions at the Company nor the basis for any monetary claim against the Company. Employee agrees that if Employee believes the exposure to such content has risen to an unacceptable level, Employee will express such concerns in writing to his/her manager or the President of the Company.

    Employee further acknowledges that the nature of the clients and business of the Company is such that Company employees, affiliated persons, or clients may on occasion use language that might be considered coarse, vulgar, offensive, or obscene. Employee accepts employment with this understanding, and Employee expressly acknowledges that occasional exposure to such language will form neither the basis of any complaint regarding the working conditions at the Company nor the basis for any monetary claim against the Company. Employee agrees that if Employee believes the exposure to such language has risen to an unacceptable level, Employee will express such concerns in writing to his/her manager or the President of the Company.

    11. Mediation/Arbitration

    Employee agrees that prior to filing any motion or claim against the Company or any of its employees, Employee will offer to engage in informal mediation. Each party shall bear its own costs of mediation and one-half of the cost of the mediator.  Additionally, any claim by either party arising out of or related to this Agreement, or its breach, or related in any way to Employee's employment or its termination (except claims of employment discrimination under local, state or federal laws, and requests for equitable relief under Section 9 above), shall be settled by arbitration using a single arbitrator and administered by the American Arbitration Association under its Employment Dispute Resolution Rules. Any arbitration shall take place in Seattle, Washington, and the parties waive the right to a trial de novo or appeal, excepting only for the purpose of enforcing the arbitrator's decision, for which purpose the parties agree that the Superior Court for King County, Washington shall have jurisdiction. The nature, proceedings and results of the mediation or arbitration shall be kept confidential and kept from public disclosure to the extent possible.

    12. Fees

    The prevailing party, as determined by a judge or arbitrator, shall be entitled to all its reasonable costs and attorneys' fees incurred in any litigation or arbitration relating to the interpretation or enforcement of this Agreement.

    13. Disclosure

    Employee agrees fully and completely to reveal the terms of the nondisclosure and confidential information provisions of this Agreement to any future Convergent or potential Convergent of Employee and authorizes Convergent, at its election, to make such disclosure.

    14. Representation of Employee

    Employee represents and warrants to Convergent that Employee is free to enter into this Agreement and that has no commitment, arrangement, or understanding to or with any party that restrains or is in conflict with Employee's performance of this Agreement.

    15. Assignability

    Employee may not assign this Agreement without the prior written consent of the Company. Convergent will in good faith use its best efforts to assign its rights and obligations under this Agreement to a successor by sale of stock, assets, or otherwise, joint venture, merger, or liquidation. In the event a successor does not agree to accept the assignment of Convergent's rights and obligations under this Agreement, Employee will have the option of either accepting any employment offered by a successor or giving notice of termination for good cause. This Agreement shall be binding upon Employee, his/her marital community, heirs, personal representatives and permitted assigns and on Convergent, its successors and assigns.

    16. Notices

    Any notice required or permitted to be given hereunder shall be sufficient if in writing, and given by registered, certified mail or another form of traceable express mail, to Employee at the address below, or to Convergent at the Company's then current business address.

    17. Severability

    In the event that any provision of this Agreement or compliance by any of the parties with any provision of this Agreement shall constitute a violation of any law, then such provision, to the extent only that it is so in violation, shall be deemed ineffective and unenforceable and shall be deemed separable from the remaining provisions of this Agreement, which provisions shall remain binding on the parties. Without limiting the generality of the foregoing, in the event any court finds that any geographical limitation or time period set forth herein is overbroad or overlength, such court shall (and the parties hereby direct such court to) limit such provision to the minimum extent necessary to make the provision enforceable, and shall enforce the provision as so modified.

    18. Entire Agreement

    This instrument, including attachments, contains the entire agreement of the parties relating to the matters set forth herein, and it may be changed only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, extension or discharge is sought. This Agreement shall be governed by and construed in accordance with the laws of the State of Washington without reference to its choice of law principles.

    19. Counsel

    Employee was advised to retain independent counsel and to review this Agreement with such counsel prior to entering into this Agreement. Employee has availed himself of this opportunity to the extent he desired and has signed this Agreement as his free and voluntary act.

    20. Waiver of Breach

    The waiver by either party of a breach of any provision of this Agreement by the other party shall not operate or be construed as a waiver of any subsequent breach by the breaching party.

    21. Governing Law; Venue

    This Agreement shall be governed by and construed in accordance with the laws of the State of Washington. Venue of any action to enforce this Agreement shall be in King County, Washington.

    IN WITNESS WHEREOF, the parties have caused this Agreement to be executed on the day and year first above written.

EMPLOYEE:	CONVERGENT TECHNOLOGY GROUP, INC.

/s/ MICHAEL HERR	By:	/s/ MICHAEL A. SHERRY Michael A. Sherry, President & CEO

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EMPLOYMENT AGREEMENT